                                                                      EXHIBIT 45

Safety-Kleen Announces Preliminary Proxy Count

ELGIN, Ill., Feb. 25 -- Safety-Kleen Corp. (NYSE: SK - news) today announced that, based upon a preliminary count by its proxy solicitor ChaseMellon of proxies it has received, those proxies represent approximately 70% of the outstanding shares, of which more than two-thirds are in favor of the merger with SK Parent Corp. "We appreciate shareholders' continued support of the $27 per share all cash merger with SK Parent Corp., and all parties associated with this offer remain fully committed to consummating this deal," stated Don Brinckman, Safety-Kleen Chairman and Chief Executive Officer.

Safety-Kleen is an environmental and industrial service company dedicated to helping nearly 400,000 automotive and industrial customers recycle and process their waste streams.